For immediate release	Exhibit No. 99.1

Fairmont to Manage Mixed-use Luxury
Resort Development in Turks & Caicos

TORONTO, January 3, 2006 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that it has entered into an agreement with The Wight Group to manage a mixed-use luxury development on the west coast of North Caicos in the Turks & Caicos Islands. The project will be comprised of a 150-room resort, a 150-room condo hotel, several Fairmont branded residential developments including Fairmont Heritage Place, a Willow Stream spa and a championship golf course, all of which will be managed by Fairmont. When the Fairmont Turks & Caicos opens in 2009, the Company will make an investment for a 19.9% equity interest in the hotel. The transaction is subject to certain terms and conditions being finalized and is expected to close in the first quarter of 2006. Residential sales activities are expected to begin in Fall 2006. Wight Cotton, a subsidiary of The Wight Group, will handle the real estate marketing.

William R. Fatt, Fairmont’s Chief Executive Officer, said, “Turks & Caicos is rapidly becoming a popular travel destination, and we are delighted to be a part of the expansion at the luxury end of the market. The strength of our brand is leading to great partnership opportunities with experienced developers. The Wight Group brings a breadth of expertise in resort and residential development to this partnership and we are excited about additional opportunities being pursued as a result of this new relationship.”

George Wight, Jr., Principal of The Wight Group, commented, “We have been seeking a hotel partner for this comprehensive project and are pleased to be partnering with Fairmont.  The Company has considerable experience managing high caliber, complex resort developments and its brand speaks for itself. Coupled with the leading edge marketing tools developed by Wight Cotton, I believe we are well-positioned for our expansion in this market.”

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About The Wight Group
The Wight Group is a third generation organization of affiliated family-owned businesses that has provided engineering, construction and development services worldwide for over sixty-five years. The companies are proud to uphold the Wight tradition of quality and service particularly in the area of luxury resort property development. For more information please visit www.wightgroup.com.

About Wight Cotton
Wight Cotton is a joint venture between The Wight Group, a world-wide engineering and construction services company based in Schaumburg, Illinois and Cotton & Company, the country’s leading luxury resort and real estate advertising/marketing firm headquartered in Stuart, Florida.  This combination of professional disciplines uses leading-edge technologies to provide a complementary suite of services, which streamlines the development process thereby maximizing the return on investment.  Wight Cotton clients can be found throughout the continental United States, the Caribbean, Mexico and Costa Rica.   For more information please visit www.wight-cotton.com.

Investors:	Media:
Emma Thompson	Lori Holland
Executive Director Investor Relations	Director Public Relations
Tel: 416.874.2485	Tel: 212.715.7098
Email: investor@fairmont.com	Email: lori.holland@fairmont.com
Website: www.fairmontinvestor.com	Website: www.fairmont.com